SharpSpring, Inc.
5001 Celebration Pointe Avenue, Suite 410
Gainesville, FL 32608

May 30, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Attn: Jeffrey Kauten
100 F Street, NE
Washington, D.C. 20549

RE:
SharpSpring, Inc.

Registration Statement on Form S-3

File No. 333-231758

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of SharpSpring, Inc. (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 5:00 p.m., Washington, D.C. time, on June 3, 2019, or as soon thereafter as is practicable.

We ask that you please contact the Company’s outside counsel, C.J. Wauters of Godfrey & Kahn, S.C., at (414) 287-9663, to inform him as soon as possible after the above-referenced Registration Statement has been declared effective.

Very truly yours, SHARPSPRING, INC. /s/ Aaron Jackson Aaron Jackson Corporate Controller

CC:
C.J. Wauters